Exhibit 99.1

press release

Statement regarding adoption of new Italian decree law
4 September 2019, 19:30 CET
ArcelorMittal notes the publication today on the Italian Official Journal of a decree law adopted by the Italian Government. This decree law amends the so-called Crescita decree law which had removed legal protection pending the implementation of the environmental plan for the Taranto plant. Following its publication, the decree law comes into immediate force, although its permanence is subject to ratification by the Italian Parliament within 60 days. As a result of this development, ArcelorMittal Italia will continue operations beyond 6 September whilst continuing to monitor legal, regulatory and operational developments in relation to the Taranto plant closely in view of its continued viability.